Filed by Axiom Intelligence Acquisition Corp 1

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Axiom Intelligence Acquisition Corp 1

(Commission File No. 001-42708)

On July 23, 2026, Bayern 1’s Die Blaue Couch podcast series published an episode featuring Markus Pflitsch, Chief Executive Officer of Terra Quantum AG, a company limited by shares organized under the laws of Switzerland (“Terra Quantum” or the “Company”). Terra Quantum has entered into a business combination agreement with Axiom Intelligence Acquisition Corp 1, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Axiom”), as further discussed in Axiom’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2026. The following is an English translation of the interview.

While attempts to provide an accurate translation of the podcast episode have been made, due to linguistic nuances, slight differences may exist. The original German-language podcast is available at: https://www.br.de/radio/bayern1/sendungen/blaue-couch/von-der-vision-zum-gang-an-die-us-boerse-markus-pflitsch-tech-unternehmer-ke-100.html.

This translation is provided for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States.

Markus Pflitsch on Bayern 1’s “Blaue Couch” – English Translation (Part 1)

Markus Pflitsch:

I would still firmly say that I’m the same boy from Germany’s Bergisches Land region that I’ve always been. But of course, the last few years have been incredibly intense. I’ve had the opportunity to attend the U.S. presidential inauguration, spend time at Mar-a-Lago, meet the Pope in a private audience to discuss artificial intelligence... The sheer density of these experiences, I would say, hasn’t changed me. However, when you share these moments with the people around you, you notice that they inevitably create a certain distance. I sincerely hope that doesn’t continue to grow—that I remain grounded and never lose that part of myself.

Host (Torsten Otto):

Good conversations. This is Die Blaue Couch, the Bayern 1 premium podcast on ARD Audio. I’m Torsten Otto.

Markus Pflitsch, it’s wonderful to have you back on Die Blaue Couch. Welcome!

Markus Pflitsch:

Thank you so much. I’m delighted to be here.

Host:

It’s great to have you back. It’s been almost four years since your last visit, and an incredible amount has happened in your life since then.

Markus Pflitsch:

Absolutely. These have been extraordinarily intense years.

Host:

You’re positively glowing. You seem incredibly happy.

Markus Pflitsch:

It’s truly inspiring to be on a journey like this and to be at the forefront of such a technological revolution.

Host:

There’s an old Wolfgang Ambros song that says something along the lines of “I can’t believe what’s happening to me.” I imagine that’s how you must feel right now with Terra Quantum.

Markus Pflitsch:

In many ways, yes. It really is extraordinary. But interestingly, it doesn’t feel like a dream coming true. It feels more like something I always sensed would one day become reality. In that sense, I’m simply living the vision and mission that I’ve carried inside me for a long time. So I’m not surprised that it’s happening—but it is deeply inspiring.

Host:

Because you believed in it so strongly and worked so hard for it. Terra Quantum is expected to go public in the second half of 2026. That really is a dream becoming reality.

Markus Pflitsch:

It is.

One of the beautiful ideas in quantum physics is that mind precedes matter. There isn’t a strict separation between the observer and what is being observed. The observer influences reality.

For me, the clearest manifestation of that came when I stood in New York’s Times Square a few months ago and saw the Nasdaq congratulating Terra Quantum on its planned listing on one of those giant billboards.

To stand there and see something that began as a dream at a kitchen table in southern Germany suddenly displayed in the middle of Times Square—that was an extraordinary moment.

Host:
So all these years you’ve consciously envisioned Terra Quantum one day becoming a public company?

Markus Pflitsch:
Yes.

People often talk about manifestation, sometimes in rather esoteric circles. Without judging that, I do believe that human imagination and vision have tremendous creative power.

You see this in elite athletes as well. They mentally prepare themselves long before the competition begins.

I also believe that quantum physics provides us with a scientific framework that may explain why this works.

Put very simply: everything is connected. The observer is not independent from what is being observed. We influence reality—and reality influences us.

That gives us valuable insights into how we should live and how we can pursue our goals.

Of course, not every dream automatically becomes reality. Manifestation isn’t magic. But I firmly believe our capacity to shape reality is extraordinary.

That said, I would add one important caveat: we are not the sole creators. If anything, we are co-creators. Someone else participates in creation as well. For me personally, that is God.

Host:
You’re a man of faith.

Markus Pflitsch:
Very much so.

That may surprise some people.

I’m probably one of the few technology entrepreneurs who doesn’t view the world through a purely materialistic or atheistic lens. I’m deeply spiritual.

In that respect I often think of Werner Heisenberg, one of the great pioneers of quantum physics. A quote often attributed to him says:

“The first sip from the cup of science makes one an atheist—but at the bottom of the cup, God is waiting.”

I genuinely believe modern physics has brought us remarkably close to many spiritual concepts. The bridge between them is much smaller than many people think.

Host:
That’s one of the things that makes you such a fascinating and multi-layered person.

Another thing that strikes me is that despite all your success, you don’t come across as someone who’s intoxicated by power. There are certainly people in the tech world where you get that impression.

Markus Pflitsch:
I think what keeps you grounded is having strong roots.

For me, those roots are very real. I grew up on a farm in Germany’s Bergisches Land. I had the most wonderful childhood imaginable—driving tractors, harvesting hay, making campfires in potato fields.

Experiences like that give you confidence and stability. They keep your feet firmly on the ground.

Host:
Which makes the journey to building a technology company valued at around US$3.5 billion all the more remarkable.

When you hear that number—three and a half billion dollars—what goes through your mind?

Markus Pflitsch:
It is extraordinary.

And in many ways, this journey is only just beginning. The quantum industry itself is still at the very beginning.

Being part of that from the start is an incredible privilege.

Do you need such a valuation? Of course not.

But it is recognition that you’ve successfully turned an idea into reality. And that’s immensely satisfying.

Host:
How much pressure do you feel before the IPO?

Markus Pflitsch:
Honestly—I don’t feel pressure.

If you’re going to build a company as an entrepreneur, you have to learn how to live with uncertainty, stress and responsibility.

Looking back, life only makes sense in retrospect. You can see the red thread connecting everything.

Living through it, however, you never know why things happen the way they do.

I think life prepared me very well for this moment.

That’s why I don’t feel crushed by the responsibility.

On the contrary—I genuinely enjoy it.

Host:
Why are you going public in the United States rather than Europe?

Markus Pflitsch:
As someone who truly believes in Europe, it’s actually a rather sad story.

As an entrepreneur, I’m pragmatic. I go where I can build the most successful business.

The reality is that the difference between European capital markets and American capital markets has become enormous.

Truly enormous.

Living in Munich, that makes me sad.

I almost think the gap has become impossible to close.

Once companies reach valuations of several trillion dollars, they generate the financial power to invest aggressively in innovation.

That creates a self-reinforcing cycle that gives the United States an almost insurmountable competitive advantage.

Host:
So you really had no alternative.

Markus Pflitsch:
If you want to build a globally successful technology company today, you have to succeed in North America.

And sadly, I think Europe has already lost much of the race in classical artificial intelligence.

Quantum AI—the next generation of AI running on quantum computers—is Europe’s opportunity not to miss another technological revolution.

We have outstanding science.

We have brilliant researchers.

Now we must finally learn how to scale and commercialize those breakthroughs successfully.

Part 2

(From the discussion about Europe’s innovation ecosystem through quantum computing, quantum AI and cybersecurity.)

Host:
We’re sitting here in Munich—home to two excellent universities, the Max Planck Institutes and outstanding research organizations. Germany certainly isn’t lacking brilliant scientists.

Markus Pflitsch:
Not at all.

Munich has an exceptional research landscape, and increasingly we’re also seeing successful spin-offs emerging from universities and research institutes.

But after that, there are still many obstacles.

Too often we’re held back by bureaucracy, by a tendency to think too small, and—if I may say so—sometimes by the traditional structures of academia.

Those things make it difficult to build the next generation of global technology companies.

Host:

That’s why Terra Quantum is heading to Wall Street.

Just around the corner from Wall Street stands the famous Charging Bull, symbolizing financial markets. Do you identify with that image? Are you a bull?

Markus Pflitsch:

No.

Not at all.

I’m actually half physicist and half banker.

I began my career as a quantum physicist at CERN before spending almost twenty years in corporate finance and banking.

It’s an unusual combination.

I’ve always been driven by curiosity and wanted to understand the world from different perspectives.

In the end, I left banking because I no longer identified with some of the role models and value systems I encountered there.

So no—I don’t identify with the image of the bull.

Host:

Staying in the animal kingdom: Wall Street isn’t just home to bulls and bears. There are also plenty of snakes.

Have you already encountered that side of business?

Markus Pflitsch:

Yes—but not only on Wall Street.

Unfortunately, you’ll also find that in Europe.

When you build a successful company, you inevitably encounter jealousy, envy, greed...

Things happen that genuinely surprise you.

Host:

Really?

What surprised you most?

Markus Pflitsch:

The sheer extent of greed.

Some people already have more than enough, yet they always want even more.

That genuinely surprised me.

Explaining Terra Quantum

Host:

How would you explain Terra Quantum to the twelve-year-old boy growing up on a farm in Bergisches Land?

Markus Pflitsch:

I would say:

We are helping bring about what may become the greatest digital transformation of the next hundred years.

The world is already undergoing massive digitalization through artificial intelligence, cybersecurity and cloud technologies.

Quantum technology takes that transformation to an entirely new level.

If today’s AI already seems revolutionary, then quantum technology is essentially AI on steroids.

At its heart are quantum computers.

They are so extraordinarily powerful that today’s largest supercomputers will eventually seem like gaming consoles by comparison.

Host:

Those quantum computers already exist—but they’re still in an early stage.

Markus Pflitsch:

Exactly.

The important point is that their performance is growing exponentially.

Within just a few years they’ll be capable of solving problems we can barely imagine today.

Will AI Become Conscious?

Host:

People constantly ask whether artificial intelligence might eventually develop consciousness.

Will quantum AI take that discussion to an entirely different level?

Markus Pflitsch:

Absolutely.

In fact, that’s one of the questions that fascinates me most.

Current discussions about classical AI are only the beginning.

The really profound philosophical questions will arise once we enter the age of quantum AI.

Why?

Because today’s large language models are fundamentally deterministic.

They’re rule-based systems.

Given certain inputs, they produce outputs according to mathematical rules.

They do this much faster than humans, but I don’t believe they’ll ever develop genuine human creativity or consciousness.

Quantum AI is fundamentally different.

If anything, the human brain resembles a quantum computer rather than a classical computer.

Our minds are shaped by biology, chemistry—and quantum physics.

And quantum physics, unlike classical physics, is not fully deterministic.

It isn’t completely predictable.

That means quantum computers may eventually produce genuinely novel ideas—solutions that cannot simply be derived by following predefined rules.

We’ll enter an era where machines generate outcomes that even their creators couldn’t have anticipated.

AI Hacking Systems

Host:

Recently there were reports suggesting an OpenAI system managed to hack into another computer system by itself.

Does that indicate some kind of emerging consciousness?

Markus Pflitsch:

No.

I don’t think consciousness has anything to do with it.

These systems are becoming extraordinarily powerful.

They’re extremely capable of systematically identifying vulnerabilities.

That’s precisely why cybersecurity is becoming increasingly important.

At Terra Quantum we don’t only build better AI and quantum AI.

We also develop quantum cybersecurity.

We help protect critical infrastructure against attacks—not only from today’s computers, but eventually from quantum computers as well.

These systems are becoming vastly more capable.

But I don’t believe today’s classical AI possesses consciousness.

Do We Really Understand Quantum Physics?

Host:

Is it possible that one of today’s fundamental assumptions about quantum physics will someday prove completely wrong?

Markus Pflitsch:

I actually believe the opposite.

The more we explore quantum physics, the more we’ll discover just how profound these principles really are.

Many of them were formulated about one hundred years ago by extraordinary physicists—including many from Germany, Austria and Switzerland.

Einstein, however, never fully accepted quantum mechanics.

He famously referred to quantum entanglement as “spooky action at a distance.”

He also said:

“God does not play dice.”

He struggled with the idea that particles separated by enormous distances could somehow remain connected.

Host:

Two particles can be separated by vast distances and yet still influence one another instantly.

Markus Pflitsch:

Exactly.

To this day we still don’t truly understand why that works.

How can nature—or God—create objects that remain connected across unlimited distances?

Even Einstein couldn’t fully accept it.

Yet experimentally, we know that it works.

At Terra Quantum we’ve built quantum key distribution systems—one of the world’s leading technologies for quantum-secure communication.

They already exploit quantum entanglement over existing fiber-optic telecommunications networks.

These principles demonstrably work.

What we still don’t fully understand is why nature works this way.

“You Don’t Know Why It Works?”

Host:

So you don’t actually know why quantum computing works.

You know that it does—but not why.

Markus Pflitsch:

Exactly.

We successfully harness these quantum principles to build machines whose computational power grows exponentially with every additional qubit.

The technology works.

But the deeper reason why nature behaves this way remains one of the greatest mysteries in science.

Why Quantum Computers Are Different

Host:

Let’s simplify it again.

Quantum computers process enormous amounts of data at breathtaking speed.

Markus Pflitsch:

Yes—but it’s even more than that.

They’re not simply faster computers.

They solve problems in an entirely different way.

Let me give you an example.

Suppose I asked you to find Bavaria’s highest mountain.

A classical computer would essentially climb one mountain after another.

It would check every peak individually.

Eventually it would return with an answer—but it could never be completely certain it hadn’t overlooked something.

A quantum computer works differently.

Imagine throwing a giant bedsheet across the entire Bavarian Alps.

The sheet slowly settles over every mountain simultaneously.

Eventually it touches the highest peak first.

At that point it immediately knows:

“This is the highest mountain.”

Instead of searching point by point, it explores the entire solution space at once.

That’s why it’s unimaginably faster.

And it’s also far more certain that it has found the optimal solution.

Host:

Let’s test a few statements.

Many experts say quantum technology could become as significant for humanity as the invention of the wheel.

True or false?

Markus Pflitsch:

True.

In fact, I would argue it’s even more profound.

Quantum physics opens the door to an entirely new understanding of reality.

For centuries science concentrated almost exclusively on the material world—on things we could see, measure and touch.

Quantum physics teaches us that reality extends far beyond that.

Consciousness and observation themselves play a role.

Human existence is richer and more multidimensional than the four-dimensional space-time picture we’ve traditionally used.

Put simply:

There is far more between heaven and earth than we currently understand.

Part 3

(Quantum security, geopolitics, the US Air Force, personal responsibility, and why Terra Quantum chose not to develop offensive technologies.)

The Coming “Q-Day”

Host:

Let’s continue with a few statements.

Quantum computers will eventually be able to break today’s encryption standards, creating an enormous cybersecurity challenge.

Markus Pflitsch:

That’s absolutely correct.

U.S. government agencies—which tend to be very well informed—estimate that what is known as “Q-Day”, the point at which quantum computers become capable of breaking today’s public-key cryptography, could arrive around 2030.

Another highly respected study recently suggested it could happen as early as 2029.

This represents the largest cybersecurity upgrade in history.

Realistically, we have only three or four years left to prepare.

Host:

And that’s precisely where Terra Quantum comes in.

You provide quantum-safe security technologies for governments and companies.

Markus Pflitsch:

Exactly.

We’re already working with the U.S. government.

The United States is moving very quickly in this area.

The current administration has issued directives requiring approximately 250,000 operators of critical infrastructure—energy providers, hospitals and many others—to migrate to quantum-resistant encryption standards within the next few years.

The goal is simple:

to ensure these systems remain secure once quantum computers become powerful enough to attack today’s encryption.

How Much Faster Are Quantum Computers?

Host:
Can you put that into perspective?

Suppose today’s fastest supercomputer needs a year to break an encryption system.

How much faster would a quantum computer be?

Markus Pflitsch:

Today’s quantum hardware is still at a very early stage.

You could compare it to the era of Konrad Zuse’s first computers—or perhaps even earlier.

But the crucial point is that quantum computing develops exponentially.

Within just a few years—not decades—we’ll witness an explosive increase in computational power.

Traditional encryption simply won’t be able to keep up.

Imagine a bicycle lock with four number wheels.

Someone might think:

“Let’s make it six wheels—or eight.”

That won’t solve the problem.

Quantum computers improve exponentially.

You simply cannot add enough digits to stay ahead.

Their rate of improvement vastly outpaces incremental increases in classical security.

It’s truly extraordinary.

A Technology for Good—or for Control

Host:

Another statement:

In the wrong hands, quantum technology could become extremely dangerous and even strengthen dictatorships.

Markus Pflitsch:

Yes.

I believe humanity is entering a technological turning point whose implications we still don’t fully understand.

One of the central questions will become:

What happens when this technology ends up in the hands of authoritarian regimes?

Some scenarios that once sounded like James Bond fiction suddenly become realistic.

Entire communication systems could become transparent.

Economic activity.

Digital infrastructure.

Personal communication.

Everything could potentially be monitored and controlled.

Quantum technology is both medicine and poison.

The danger lies in enabling total surveillance.

Some would argue that such capabilities also improve national security.

At the same time, the very same technology can be used to protect individual freedom.

It can strengthen privacy instead of destroying it.

The great debate of the coming decades will therefore be:

How do we balance freedom and security?

Quantum technology will dramatically intensify that discussion.

And naturally, much depends on whose hands the technology ends up in.

“Quantum for Good”

Host:

Terra Quantum’s guiding principle is “Quantum for Good.”

That’s an enormous responsibility.

Markus Pflitsch:

It certainly is.

Quantum technology is what we call a dual-use technology.

It can be applied for civilian purposes—or military ones.

We’ve consciously decided never to participate in projects that support offensive warfare.

Even if such contracts were financially very attractive.

Host:

So even if there were huge sums of money involved...

Markus Pflitsch:

Yes.

Absolutely.

We build technologies that protect people.

We strengthen security.

That’s something I can support with a clear conscience.

But we don’t want to develop technologies that help attack others.

A New Version of “The Physicists”

Host:

Would you compare quantum technology with nuclear technology?

After all, nuclear energy can also be used for peaceful purposes—or as a weapon.

Markus Pflitsch:

Very much so.

I’m reminded of Friedrich Dürrenmatt’s play The Physicists.

The same ethical questions are returning.

Quantum technology can enormously benefit humanity.

It can revolutionize materials science.

Enable the discovery of entirely new materials.

Accelerate personalized medicine.

Improve healthcare.

But it can also be used for surveillance.

Or military purposes.

Society will once again have to decide where to draw the line.

Working with the U.S. Air Force

Host:

Among your customers is the U.S. Air Force.

You’ve also met President Trump several times.

Security has clearly become an important topic—not only professionally but personally.

How much does it affect you knowing that you’ve become someone of strategic interest?

Not everyone necessarily wishes you well anymore.

Markus Pflitsch:

That’s true.

For a long time I ignored it.

I always thought of myself simply as someone who enjoys walking along the Isar River in Munich.

Why would I ever need personal security?

But I’ve had to revise that view.

When you develop technologies that can fundamentally change intelligence capabilities and national security, personal security inevitably becomes relevant.

Whoever possesses these technologies gains a significant strategic advantage.

Power or Responsibility?

Host:

Does that ever feel empowering?

After all, you decide who gets access to these technologies.

Markus Pflitsch:

No.

It doesn’t feel like power.

It feels like responsibility.

And I’m actually grateful that I’m not twenty years old anymore.

I’m fifty-five.

I know what truly matters in life.

That also means I wouldn’t simply sell these technologies to the highest bidder.

No.

I see this above all as a responsibility.

Doing Business in America

Host:

Where are the really big deals made?

How does that work?

Do people simply meet at Mar-a-Lago?

Markus Pflitsch:

(Laughs.)

The reality is that if you’re building a global technology company, you have to be present in the United States.

America actively supports emerging technologies.

Government institutions often become the first customers.

That allows innovations to mature before they spread into commercial markets.

If you want to compete globally, you need to participate in that ecosystem.

I’m grateful that I’ve had opportunities to spend time both in Washington and at places like Mar-a-Lago, learning from those conversations.

Learning Diplomacy

Host:

So you’ve become something of a diplomat.

I imagine you meet some fascinating people—but probably also some rather intimidating ones.

Markus Pflitsch:

That’s certainly true.

People who control major budgets and significant political influence aren’t necessarily the same people you’d casually have a beer with beside the Isar River.

But that’s simply part of the job.

What impresses me most about America is its genuine curiosity about new technologies.

That openness is much stronger than what I often experience in Europe.

Part 4

(Germany and Europe, Markus’ personal transformation, founding Terra Quantum, mentors, values, and the meaning of success.)

Europe Is Falling Behind

Host:

What advice would you give Europeans—and especially Germans?

You said earlier that Europe has largely fallen behind. Not because we lack ideas, but because we struggle to turn them into successful businesses.

What needs to change?

Markus Pflitsch:

I think there are two major issues.

First, there’s a disconnect between political leadership and the bureaucracy responsible for implementation.

For years Germany has talked about major investment initiatives—special funds, digital transformation, artificial intelligence, cybersecurity.

Our company happens to be a world leader in quantum cybersecurity.

So you’d think we’d naturally become a strategic partner for Germany.

If I asked you which government awarded us our first public-sector contract, you’d probably say Germany.

But it wasn’t.

It was the United States.

That says a great deal.

I’ve had very good conversations with senior political leaders here in Germany.

The discussions themselves are encouraging.

But then...

nothing happens for three or four months.

Eventually someone from a ministry contacts us—not to discuss strategic technology, but to offer assistance in finding office space somewhere in Germany.

That’s simply missing the point.

In the United States, there’s a completely different level of understanding regarding the strategic importance of these technologies.

Host:

How frustrating is that?

Markus Pflitsch:

As someone who deeply believes in Europe, it’s incredibly frustrating.

I honestly struggle to understand it.

As a Munich resident, it frustrates me enormously.

I’ve invested years promoting European technology around the world.

I genuinely believe Europe can succeed.

And yet today Terra Quantum—the highest-valued quantum company in Europe—is preparing to list in the United States.

As an entrepreneur, that’s simply a business decision.

As a European citizen, however, it’s deeply disappointing.

If we don’t change course, Europe risks becoming little more than a beautiful open-air museum while the technological future is built elsewhere.

From Burnout to Purpose

Host:

Not so long ago, you were a finance executive at Deutsche Bank.

By your own description, you were overweight, exhausted and burned out.

If someone had told that version of Markus Pflitsch where he’d be today, what would he have said?

Markus Pflitsch:

I probably wouldn’t have believed it.

Looking back, I think I had to go through a process of purification—a process of becoming lighter, both physically and mentally.

For six months I walked along the Isar River every single day.

That became my own personal Camino de Santiago.

It prepared me for everything that followed.

Host:

You literally walked?

Markus Pflitsch:

Every day.

Between twenty and fifty kilometers.

Every single day.

Host:

What was the trigger?

Many people feel unhappy—but never actually change their lives.

Do you remember the day you took that first walk?

Markus Pflitsch:

I do.

Although on the first day I didn’t walk thirty kilometers.

I walked three.

That was enough.

I was soaked with sweat.

Completely out of breath.

I also changed my diet.

Everything gradually came together.

The deeper issue wasn’t only physical.

Mentally I kept asking myself:

“Is this really why I’m here?”

Eventually that question became so overwhelming that I realized:

If I don’t change my life now, I’ll miss the purpose of my life.

The Birth of Terra Quantum

Host:

Was it during those walks that you decided to turn your lifelong passion for quantum physics into a company?

Markus Pflitsch:

Exactly.

That was the moment I found the courage to move beyond fear.

I realized:

“This is what I want to do.”

“This is why I’m here.”

“I’m going to do it—whatever it takes.”

There was no Plan B.

That was simply who I was.

Host:

You founded Terra Quantum in 2018.

Who encouraged you to take that leap?

Markus Pflitsch:

My closest family.

Without them, I don’t think I would have dared.

Taking that leap into the unknown requires courage.

Once you’ve jumped, you learn how to fly.

But the decisive push came from my family.

The Importance of Mentors

Host:

Did you also have mentors outside your family?

People you listened to?

Markus Pflitsch:

I’ve been incredibly fortunate throughout my life.

Even in kindergarten I had a wonderful teacher whose kindness shaped me.

Later I had inspiring schoolteachers.

Excellent professors.

Throughout my career I’ve been blessed with remarkable mentors.

Many of them also had a strong spiritual dimension.

Looking back, I’m deeply grateful for the guidance they gave me.

Host:

Since we spoke about him recently—

Would Prince Luitpold of Bavaria be one of those mentors?

Markus Pflitsch:

Absolutely.

In fact, I saw him again just last Sunday.

He’s an extraordinary human being.

Exactly the kind of mentor anyone could wish for.

When our planned Nasdaq listing became public and photos from Times Square appeared on LinkedIn, he commented with words I’ll never forget.

I don’t remember the exact wording, but it was something like:

“Your vision—and your determination to fight for it—is truly exceptional.”

That meant a great deal to me.

People with genuine integrity...

People who see the human being before the title...

They’re incredibly rare.

Prince Luitpold is one of those people.

Can Success Change You?

Host:

Given the influence you’ll have and the enormous responsibility attached to quantum technology—

Are you confident you’ll always remain true to your values?

Markus Pflitsch:

It’s difficult to say that about yourself.

But I do believe life has prepared me for this responsibility.

Most importantly...

Money doesn’t corrupt me.

Not at all.

Host:

Looking at your life story, that’s believable.

Markus Pflitsch:

When I walked along the Isar I learned something very simple.

To get through a day, you really only need three liters of water...

two cheese sandwiches...

and two apples.

That’s enough.

Host:

Has that changed?

Markus Pflitsch:

No.

Not at all.

Host:
Suppose money stopped mattering completely.

Would your lifestyle change?

Markus Pflitsch:

No.

Money is simply a manifestation that you’ve successfully brought something meaningful into the world.

That’s deeply satisfying.

But do I suddenly need five luxury apples instead of two ordinary ones?

Of course not.

That doesn’t change who I am.

Authenticity Over Image

Host:

Have you at least changed your wardrobe?

You’re now meeting heads of state and technology leaders.

Markus Pflitsch:

No.

Nothing has really changed.

We’re entering an era where technology—and yes, perhaps even the “nerds”—are becoming increasingly influential.

That world has its own conventions.

But I also think people increasingly want to live authentically.

Young people especially no longer want to fit neatly into traditional corporate structures.

I think that’s a very positive development.

Host:

What makes you happy—apart from Terra Quantum?

Markus Pflitsch:

Terra Quantum is my life’s work.

If you ask me why I’m on this earth...

this is my masterpiece.

Host:

It must be wonderful to know that.

Markus Pflitsch:

It truly is.

I wish everyone could discover their own passion.

Once you’ve found it...

success almost becomes inevitable.

Or at the very least, you’ll find fulfillment.

And that’s an extraordinary feeling.

Host:

What else brings you joy?

Markus Pflitsch:

The simple things.

I still love hiking in the Bavarian Alps.

Sitting in a beer garden on a summer evening.

Sharing pasta and a glass of red wine with family.

Those moments matter.

In an increasingly technological world, what defines us is our humanity.

Not social media.

Not digital communication.

Real human encounters.

That’s what truly matters.

Part 5 – Final

(The closing section of the interview: humanity, purpose, the Nasdaq listing, the Camino de Santiago, and staying grounded.)

Why Humanity Matters More Than Ever

Host:

If we’re going to remain emotionally healthy and not be consumed by greed, envy, and the pursuit of success—what qualities will matter most in the future?

Markus Pflitsch:

I believe that’s exactly the preparation humanity needs for the technological age we’re entering.

People often say that many traditional disciplines are becoming less relevant.

Physics and mathematics will certainly remain extremely important.

But equally important will be something else:

What truly makes us human.

What distinguishes us from technology.

I call it education of the heart.

Host:

Empathy.

The ability to understand another person’s perspective.

To genuinely feel what someone else is experiencing.

Markus Pflitsch:

Exactly.

Heart.

That will become increasingly valuable.

Preparing for Nasdaq

Host:

Have you already imagined what the day of your Nasdaq listing will look like?

Markus Pflitsch:

Yes.

Although I’m always careful not to take anything for granted.

Everything is moving toward that moment.

I’ve actually already started writing parts of the speech I’ll give that day.

For me it will be a celebration.

I’ll invite the people who have been closest to me throughout this journey to New York.

I hope they’ll stand there beside me.

That day isn’t about celebrating myself.

It’s about recognizing everyone who made this possible.

Interestingly, I’m not someone who normally enjoys celebrations.

I don’t even particularly celebrate birthdays.

But this...

this will truly be a celebration.

Host:
How many people are we talking about?

Markus Pflitsch:

When I began drafting the speech, I initially thought of two or three people.

Then five.

Then ten.

Then twenty.

By now I think we’ll probably need an entire airplane.

There are quite a few people who deserve to be there.

I’m really looking forward to sharing that moment with them.

Host:

Will you actually ring the famous Nasdaq bell?

Markus Pflitsch:

Nasdaq has found wonderful ways to celebrate these occasions.

The bell itself no longer has the practical significance it once had.

But symbolically...

yes.

We’ll definitely celebrate it properly.

The Camino de Santiago

Host:

I keep wondering one thing.

With everything that’s about to happen...

when will you finally find time to walk the Camino de Santiago?

I know that’s still one of your dreams.

Markus Pflitsch:

It absolutely is.

When I walked along the Isar years ago, I became physically very fit.

Since then, all the travel between Europe and the United States has cost me some of that fitness again.

I’m genuinely looking forward to getting back into shape.

And I will walk the Camino.

Originally I imagined doing it immediately after the Nasdaq listing.

Now I realize that was probably wishful thinking.

There will still be a great deal to do afterwards.

But one day...

I’ll make that journey.

Host:

Will you walk it alone?

Markus Pflitsch:

I think so.

I believe the Camino is ultimately a journey toward yourself.

Of course we all have family and close friends.

But I think this particular path is one you walk alone.

And I will.

How Does He Want to Be Remembered?

Host:

You’re now in your mid-fifties.

In many ways, your life’s biggest chapter is only just beginning.

Twenty-five or thirty years from now—

what would you like people to say about Markus Pflitsch?

The entrepreneur.

The visionary.

Markus Pflitsch:

Perhaps...

that I had a vision.

That I had the determination to turn that vision into reality.

But above all...

that I never forgot who I really was.

That little boy from Germany’s Bergisches Land.

The child who grew up on a farm.

That I never abandoned the values I learned there.

Host:

Those values should remain.

Markus Pflitsch:

Absolutely.

They must remain.

Host:

I truly believe they will.

Despite all the responsibility—and everything still ahead of you.

Markus Pflitsch:

Thank you.

You know...

when I think about what these past years have meant...

I would still insist that I’m exactly the same boy from Bergisches Land.

Yet the intensity of the experiences has certainly changed.

I’ve had the privilege of attending the U.S. presidential inauguration.

I’ve been to Mar-a-Lago.

I’ve met the Pope in a private audience to discuss artificial intelligence.

I genuinely don’t believe those experiences have changed me.

But when you share them with the people around you...

you notice that they inevitably create a certain distance.

I simply hope that distance never grows.

I hope I remain grounded.

The Quantum Messenger

Host:

One thing definitely shouldn’t get lost...

your phone.

There must be some extraordinary contacts stored in there.

Markus Pflitsch: (laughing)

That’s true.

There are a few rather good numbers.

But fortunately they’re well protected.

Host:

Protected?

Really?

Markus Pflitsch:

Absolutely.

Within Terra Quantum we communicate through our own quantum-encrypted messaging platform.

We built it ourselves.

It uses quantum cryptography.

For all sensitive communication we use only that system.

It’s called Whisper.

So even if someone got hold of my phone...

they wouldn’t find any of the truly critical information there.

Host:

Now that is an incredible ending.

So losing your phone wouldn’t actually matter very much.

Markus Pflitsch:

Not when it comes to sensitive information.

Host:

Markus Pflitsch, thank you so much for joining us today.

It was a fascinating conversation.

Markus Pflitsch:
Thank you.

It was a real pleasure.

Host:

All the very best.

Stay healthy.

Markus Pflitsch:
Thank you very much.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “believe,” “expect,” “anticipate,” “potential,” “estimate,” “plan,” “intend,” “project,” “target,” “outlook,” “may,” “will,” “would,” “could,” “should,” or other similar words and expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination, including the anticipated timing and benefits of the transaction, Terra Quantum’s future growth, financial performance, business strategy, market opportunities, and competitive position.

These forward-looking statements are based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management as of the date of this communication, and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the business combination agreement by and between Axiom and Terra Quantum (the “Business Combination Agreement”); (ii) the outcome of any legal proceedings that may be instituted against Axiom or Terra Quantum or their respective directors or officers following the announcement of the proposed business combination; (iii) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Axiom or other conditions to closing in the Business Combination Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the failure to consummate the proposed business combination, including the risk that the U.S. Securities and Exchange Commission (“SEC”) may object to the registration statement on Form F-4 (the “Registration Statement”); (v) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed business combination; (vi) the risk that the proposed business combination disrupts current plans and operations of Axiom or Terra Quantum as a result of the announcement and consummation of the proposed business combination; (vii) costs related to the proposed business combination; (viii) changes in applicable laws or regulations; (ix) the possibility that Axiom, Terra Quantum, or the combined company may be adversely affected by other economic, business, and/or competitive factors; (x) the ability of the combined company to meet the Nasdaq Stock Market’s listing standards following the consummation of the proposed business combination; (xi) the inability to realize the anticipated benefits of the proposed business combination, including due to failure to successfully integrate the businesses; (xii) risks related to the uncertainty of the projected financial information with respect to Terra Quantum; (xiii) risks related to Terra Quantum’s ability to develop, commercialize, and scale its quantum computing, quantum security, and AI-driven optimization solutions; (xiv) risks related to the emerging and evolving nature of the quantum technology industry, including uncertainty regarding market adoption, technological feasibility, and customer demand; (xv) risks related to Terra Quantum’s ability to protect and maintain its intellectual property and proprietary technology; (xvi) risks related to rapid technological change, competition, and evolving industry standards; (xvii) risks related to reliance on key personnel, scientific talent, strategic partners, and third-party infrastructure providers; and (xviii) other risks and uncertainties described in Axiom’s filings with the SEC, including under the heading “Risk Factors” in Axiom’s Annual Report on Form 10-K and subsequent filings with the SEC.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Axiom nor Terra Quantum undertakes any duty to update these forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable law.

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed business combination, Axiom intends to file a Registration Statement with the SEC that will include a proxy statement/prospectus relating to the proposed business combination. INVESTORS AND STOCKHOLDERS OF AXIOM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The definitive proxy statement/prospectus will be mailed to stockholders of Axiom as of a record date to be established for voting on the proposed business combination and related matters.

Investors and stockholders will be able to obtain free copies of the Registration Statement and the proxy statement/prospectus (when available) and other documents containing important information about Axiom, Terra Quantum, and the proposed business combination, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Investors and stockholders may also obtain copies of the documents filed with the SEC by Axiom free of charge by directing a written request to: Axiom Intelligence Acquisition Corp 1, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009 Cayman Islands, Attention: Richard Dodd, Executive Chairman / Doug Ward, Chief Executive Officer, or by visiting Axiom’s website at https://www.aiac1.com/.

Participants in the Solicitation

Axiom, Terra Quantum, and their respective directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Axiom in connection with the proposed business combination. Investors and stockholders may obtain more detailed information regarding the names, affiliations, and interests of Axiom’s directors and executive officers in Axiom’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on March 25, 2026, and in subsequent filings with the SEC, including the proxy statement/prospectus relating to the proposed business combination when it becomes available.

Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies to Axiom’s stockholders in connection with the proposed business combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Axiom’s directors and executive officers is contained in its filings with the SEC.

No Offer or Solicitation

This communication relates to the proposed transaction and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.